March 14, 2013	40161.00002

VIA EDGAR

Mr. Kieran Brown
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	New York Daily Tax Free Income Fund, Inc.

Preliminary Proxy Statement on Schedule 14A (811-03955)

Dear Mr. Brown:

This letter responds to your comments communicated to the undersigned telephonically on March 7, 2013, with respect to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of New York Daily Tax Free Income Fund, Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2013 (SEC Accession No. 0000740372-13-000006).

The Fund’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Proxy Statement, unless otherwise indicated.

Comment 1:  You have requested in the question and answer section under “Why is the Board Recommending this Proposal,” the Fund disclose other alternatives to liquidation that were considered.

Response 1: The disclosure has been revised accordingly.

Comment 2:  You have requested that the Fund describe in more detail on page 1 why, as the majority shareholder of the Fund, NGAM’s vote will determine the outcome of the proposal.

Response 2: The disclosure has been revised accordingly.

Comment 3:  Under “The Liquidation in General” on page 2, you have requested that the estimated cost of the liquidation be disclosed.

Response 3: The disclosure has been revised accordingly.

Comment 4:  Under “Reasons for the Liquidation” on page 2, you have requested that the Fund add more detail on each factor considered by the Board, and the alternatives to liquidation that were considered.

Response 4: The disclosure has been revised accordingly.

Comment 5:  Under “Fund Annual Report” on page 7, you have requested that the Fund state that the annual report is incorporated by reference if that is the case.

Response 5: The Fund’s annual report will be mailed to shareholders together with the proxy statement and therefore, it is not incorporated by reference.

Comment 6:  Under “Costs of Solicitation” on page 8, you have requested that the Fund add the estimated cost of the liquidation.

Response 6: The disclosure has been revised accordingly.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

LEGAL_US_E # 103139699.1